SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)

(Amendment No. 1)

Van der Moolen Holding N.V.

(Name of Issuer)

Ordinary Shares

(Title of Class of Securities)

921020103

(CUSIP Number)

November 7, 2002

(Date of Event Which Requires
Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] [ ] [X]	Rule 13d-1(b) Rule 13d-1(c) Rule 13d-1(d)

CUSIP No. 921020103	13G	Page 2 of 6 Pages

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS ING Groep N.V.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP Not Applicable	(a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION The Netherlands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES Not Applicable	[ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.00
12	TYPE OF REPORTING PERSON HC

Item 1(a).	Name of Issuer: Van der Moolen Holding N.V.

Item 1(b).	Address of Issuer’s Principal Executive Offices: Keizersgracht 307 1016 ED Amsterdam The Netherlands

Item 2(a).	Name of Person Filing: ING Groep N.V.

Item 2(b).	Address of Principal Business Office or, if none, Residence: Amstelveenseweg 500 1081 KL Amsterdam P.O. Box 810 1000 AV Amsterdam The Netherlands

Item 2(c).	Citizenship: See item 4 on Page 2

Item 2(d).	Title of Class of Securities: Ordinary Shares

Item 2(e).	CUSIP Number: 921020103

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a: (Not Applicable)

(a)	[ ]	Broker or dealer registered under Section 15 of the Exchange Act of 1934, as amended (the “Exchange Act”);

(b)	[ ]	Bank as defined in Section 3(a)(6) of the Exchange Act;

(c)	[ ]	Insurance company as defined in Section 3(a)(19) of the Exchange Act;

(d)	[ ]	Investment company registered under Section 8 of the Investment Company Act of 1940, as amended (the “Investment Company Act”);

(e)	[ ]	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	[ ]	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	[ ]	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	[ ]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	[ ]	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)	[ ]	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.	Ownership.
(a)	Amount beneficially owned: See item 9 on Page 2

(b)	Percent of class: See item 11 on Page 2

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: See item 5 on Page 2

(ii)	Shared power to vote or to direct the vote: See item 6 on Page 2

(iii)	Sole power to dispose or to direct the disposition of: See item 7 on Page 2

(iv)	Shared power to dispose or to direct the disposition of: See item 8 on Page 2

Item 5.	Ownership of Five Percent or Less of a Class. Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person. Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person. Not Applicable

Item 8.	Identification and Classification of Members of the Group. Not Applicable

Item 9.	Notice of Dissolution of Group. Not Applicable

Item 10.	Certification. Not Applicable

SIGNATURE

                After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 28, 2003 (Date)
ING GROEP N.V.
By: /s/ C. F. Drabbe (Signature) C. F. Drabbe, Assistant General Counsel (Name/Title) B.H. Uyttenbroek (Signature) B.H. Uyttenbroek Compliance Officer (Name/Title)